                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

                          TENDER OFFER STATEMENT UNDER
                         SECTION 14(d) (l) OR 13(e) (l)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                                ----------------

                              THE JUDGE GROUP, INC.
                       (Name of Subject Company (Issuer))

                  JUDGE GROUP ACQUISITION CORPORATION (Offeror)
                         MARTIN E. JUDGE, JR. (Offeror)
                            MICHAEL A. DUNN (Offeror)
                            (Names of Filing Persons
            (Identifying Status As Offeror, Issuer Or Other Person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    481271104
                      (CUSIP Number of Class of Securities)

                              MARTIN E. JUDGE, JR.
                                    PRESIDENT
                       JUDGE GROUP ACQUISITION CORPORATION
                            TWO BALA PLAZA, SUITE 800
                         BALA CYNWYD, PENNSYLVANIA 19004
                                 (610) 667-7700
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                          MICHAEL P. GALLAGHER, ESQUIRE
                             J. PETER WOLF, ESQUIRE
                              PEPPER HAMILTON LLP
                                 400 BERWYN PARK
                                899 CASSATT ROAD
                         BERWYN, PENNSYLVANIA 19312-1183
                                 (610) 640-7800

                            CALCULATION OF FILING FEE
 Transaction Valuation*                                Amount of Filing Fee**
       $6,952,624                                              $563

* Estimated for purposes of calculating filing fee only. Calculated as the sum of (a) $5,289,435, the product of $1.05, the per share tender offer price (the "Offer Price") for all of the outstanding shares of common stock of The Judge Group, Inc. ("Judge Group") and 5,037,557, the number of outstanding shares sought in the offer and (b) $1,663,189, the product of the Offer Price and 1,483,989 shares underlying all vested options and 100,000 shares underlying warrants to purchase shares of common stock of Judge Group.

** The amount of the filing fee, calculated in accordance with the fee for Sections 13(e) and 14(g) of the Securities Exchange Act of 1934, as amended, equals $80.90 per million of the maximum offering price, pursuant to which securities will be offered for purchase.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                Amount Previously Paid: $1,058                   Filing Party: Judge Group Acquisition Corporation
           Form or Registration No.: Not Applicable                           Date Filed: May 19, 2003

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
      Check the appropriate boxes below to designate any transactions to which the statement relates:

          X        third-party tender offer subject to Rule 14d-1.
                   issuer tender offer subject to Rule 13e-4.
          X        going-private transaction subject to Rule 13e-3.
                   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  SCHEDULE TO

         This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on May 16, 2003, (the "Schedule TO"), relating to the offer by Judge Group Acquisition Corporation (the "Purchaser"), a Pennsylvania corporation, to purchase all of the issued and outstanding shares of common stock (the "Shares") of The Judge Group, Inc. (the "Company"), a Pennsylvania corporation, at a price of $1.05 per share of common stock, without interest, less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). Copies of the Offer to Purchase, and the Letter of Transmittal were filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

         Unless otherwise stated below, the information set forth in the Offer to Purchase including all schedules and annexes thereto is hereby expressly incorporated herein by reference in response to all items of this Amendment, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO. You should read this Amendment together with the Schedule TO we filed on May 19, 2003.

COVER PAGE AND INTRODUCTION

         The cover page of the Offer to Purchase, and the sections titled "Summary Term Sheet" and "Introduction" are hereby supplemented by:

         (1) inserting the following sentences before the last sentence of the first paragraph on the cover page, after the first sentence of the first bullet point in the section titled "Summary Term Sheet" and before the last sentence of the first paragraph of the section titled "Introduction":

                  "As of May 19, 2003, 5,037,557 Shares are being sought in the Offer. In addition, as of May 19, 2003 there were a total of 1,483,989 vested options, of which 87,042 such options had an exercise price less than the Offer Price, and 100,000 warrants that are exercisable and have an exercise price less than the Offer Price, which may also be subject to this Offer"

         (2) inserting the following paragraph after the second paragraph on the cover page:

                  "On May 16, 2003, upon consideration of the matters addressed on pages 16 through 23 in the section titled Special Factors--Background of the Offer below, the Special Committee unanimously determined that the Offer and the Merger are fair to Judge Group shareholders unaffiliated with Purchaser and the Continuing Shareholders, and recommended that the unaffiliated shareholders accept the Offer and tender their Shares in the Offer."

         (3) inserting the phrase "unaffiliated with Purchaser and the Continuing Shareholders" at the end of clause (iii) of the second paragraph of the cover page and after the phrase "The Special Committee has recommended to shareholders" in the last paragraph of page 14.

         (4) inserting the phrase "UNAFFILIATED WITH PURCHASER AND THE CONTINUING SHAREHOLDERS" at the end of clause (3) in the last paragraph on page 13:

ITEM 4.           TERMS OF THE TRANSACTION.

                     Section (a)(1)(i) of Item 4 is hereby amended and restated
                  as follows:

                     (1) inserting the following at the beginning of the first paragraph on page 46: "This Offer is for the purchase of all of the outstanding Shares excluding Shares owned by Purchaser and the Continuing Shareholders. As of May 19, 2003, 5,037,557 Shares are being sought in the Offer. In addition, as of May 19, 2003 there were a total of 1,483,989 vested options, of which 87,042 such options had an exercise price less than the Offer Price, and 100,000 warrants that are exercisable and have an exercise price less than the Offer Price, which may also be subject to this Offer."

                     (2) amending and restating the paragraph (ii) on page 46 in its entirety with the following:

                              "(ii) To waive any condition other than the Majority of the Minority Condition and the Minimum Tender Condition and to set forth or change any other term and condition of the Offer except as otherwise specified in Section 11, "The Offer--Certain Conditions of the Offer;" in each case, by giving oral or written notice of such delay, termination or amendment to the Depositary and by making a public announcement thereof. If Purchaser accepts any Shares for payment pursuant to the terms of the Offer, it will accept for payment all Shares validly tendered during the Offering Period and not withdrawn, and, on the terms and subject to the conditions of the Offer, including but not limited to the Offer Conditions, it will promptly pay for all Shares so accepted for payment Purchaser confirms that its reservation of the right to delay payment for Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer."

                     Section (a)(1)(vi) of Item 4 is hereby amended and restated by amending and restating the first paragraph on page 53 in its entirety as follows:

                              "Tenders of Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to June 16, 2003, the expiration of the Offering Period, unless extended pursuant to Section 1, "The Offer--Terms of the Offer," and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after June 16, 2003, the Expiration Date, unless extended pursuant to Section 1, "The Offer--Terms of the Offer"."

                     Section (a)(1)(viii) of Item 4 is hereby amended and restated by amending and restating the first paragraph on page 48 in its entirety as follows:

                             "Upon the terms and subject to the conditions of the Offer (including the Offer Conditions and, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, Shares validly tendered and not withdrawn as promptly as practicable after the expiration of the Offering Period. Subject to applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, in anticipation of governmental regulatory approvals. See Section 11, "The Offer--Certain Conditions of the Offer." In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:"

                     Section (a)(1)(xii) of Item 4 is hereby amended and restated by the following:

                     (1) the first sentence of the second paragraph on page 54
                         is amended and restated as follows:

                         "The United States federal income tax consequences set forth below are based upon current law."

                     (2) The last paragraph under the section of "The
                         Offer--Certain Federal Income Tax Consequences Of The Offer" on page 55 is amended and restated in its entirety as follows:

                             "THE INCOME TAX DISCUSSION SET FORTH ABOVE MAY NOT BE APPLICABLE TO SHAREHOLDERS IN SPECIAL SITUATIONS SUCH AS SHAREHOLDERS WHO RECEIVED THEIR SHARES UPON THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION AND SHAREHOLDERS WHO ARE NOT UNITED STATES PERSONS. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX LAWS."

ITEM 7.           SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

                     Item 7 is hereby supplemented by inserting the following sentence after the second paragraph under the section titled "The Offer--Source And Amount Of Funds" on page 62:

                              "In addition, Purchaser has no current plans or arrangements to finance or repay the Acquisition Loan and the Credit Agreement."

ITEM 12. EXHIBITS.

        (a)(1)(xvi) Text of letter to Special Committee of Independent Directors of Judge Group by RCM Technologies, Inc. on March 31, 2003.

                (c) Fairness Opinion, dated May 16, 2003, by Legg Mason Wood Walker Incorporated.

ITEM 13.          INFORMATION REQUIRED BY SCHEDULE 13E-3.

            ITEM 1.  SUMMARY TERM SHEET.

                     In the section titled "Summary Term Sheet":

                     (1) the bullet point beginning with "The special committee" on page 3 is hereby amended and restated in its entirety as follows:

                             "The special committee of independent directors of Judge Group ("Special Committee") not having modified or withdrawn its recommendation to shareholders unaffiliated with Purchaser and the Continuing Shareholders that they tender their Shares in the Offer; and"

                     (2) the seventh and ninth bullet points on page 4 are hereby amended and restated in their entirety as follows:

                             "The Special Committee has recommended that the shareholders unaffiliated with Purchaser and the Continuing Shareholders tender their Shares in the Offer and it is a waivable condition to the Offer that the Special Committee not modify or withdraw its recommendation to such shareholders. See
                             Section 11, "The Offer--Certain Conditions of the Offer," beginning on page 64. The Special Committee made this recommendation following consideration of the matters addressed on pages 16 through 23 in the section titled "Special Factors--Background Of The Offer" below."

                             Purchaser and Messrs. Judge and Dunn believe that the Offer and the Merger are both financially and procedurally fair to Judge Group's shareholders who are not affiliated with the Continuing Shareholders. Purchaser and Messrs. Judge and Dunn base their belief on the following factors:"

                     (3) the last two bullet points on page 5 are hereby amended and restated as follows:

                             "The recommendation by the Special Committee of Judge Group that shareholders unaffiliated with Purchaser and the Continuing Shareholders accept the Offer; and

                             The receipt by the Special Committee of a fairness opinion from Legg Mason Wood Walker, Incorporated, ("Legg Mason") that the Offer Price is fair to shareholders unaffiliated with Purchaser and the Continuing Shareholders from a financial point of view."

                     (4) page 7 is hereby supplemented by inserting after the phrase "recommendation that shareholders" in clause (iii) of the first bullet point on the page and after the phrase "from a financial point of view, to the Judge Group Shareholders" in the last bullet point on the page:

                             "unaffiliated with Purchaser and the Continuing Shareholders"

                     (5) the first bullet point on page 10 is hereby amended and restated in its entirety as follows:

                             "WHAT EFFECT DOES THE OFFER HAVE ON OUTSTANDING OPTIONS AND WARRANTS TO PURCHASE
                             SHARES OF JUDGE GROUP STOCK?

                             Any options to purchase Shares of Judge Group which remain unexercised will be cancelled immediately prior to the consummation of the Offer. The vesting schedules of any options which are not currently vested will not be adjusted in connection with the Offer. Holders of vested options or warrants who exercise options or warrants may tender the Shares underlying such options in the Offer and receive the Offer Price for such Shares.

                             Continuing Shareholders hold vested options to purchase an aggregate of 35,000 Shares of common stock of Judge Group with exercise prices less than the Offer Price. If these options are exercised prior to the consummation of the Offer, such Continuing Shareholders would receive an aggregate amount of $7,450."

            ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

                     Item 3 is hereby amended and restated by amending and restating in its entirety the first paragraph under the Section titled "The Offer--Certain Information Concerning Judge Group" on page 56 as follows:

                             "The information concerning Judge Group contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Continuing Shareholders and Purchaser have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue, or of any failure by Judge Group to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Continuing Shareholders or Purchaser."

            ITEM 4.  TERMS OF THE TRANSACTION.

                     Section (d) of Item 4 is hereby amended and restated by amending and restating in its entirety the second to last sentence of the first paragraph on page 62 as follows:

                             "Rule 13e-3 requires, among other things, that certain financial information concerning Judge Group and certain information relating to the fairness of the Offer and the Merger and the consideration offered to minority shareholders unaffiliated with Purchaser and the Continuing Shareholders be filed with the SEC and disclosed to minority shareholders prior to consummation of the Merger."

            ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

                     Sections (b) and (c) of Item 7 are hereby amended and restated by the following:

                     (1) the following language is inserted at the end of the first sentence in the first paragraph on page 18:

                             "including selling the company, combining with a strategic partner, making strategic acquisitions or remaining independent."

                     (2) the first sentence of the second paragraph on page 18 is deleted and the following sentences are inserted in its place:

                             "On November 19, 2002, Mr. Judge met with Investec to discuss strategic alternatives for Judge Group including selling the company, combining with a strategic partner, making strategic acquisitions or remaining independent. Mr. Judge and Investec discussed the potential strategic partners with which Judge Group and Investec had held preliminary discussions over the prior 18 months, including certain potential strategic partners for Judge Group to acquire or combine with and potential purchasers of Judge Group. Investec advised that they had not received any proposals or further indications of interest from any of the potential strategic partners who had indicated preliminary interest over the prior 18 months and in light of Judge Group's declining financial performance and depressed stock price, they did not think such alternatives were likely or viable."

                     (3) the following sentence is inserted after the paragraph numbered "7" on page 20:

                             "The board placed no limitations upon the Special Committee in connection with the exercise of the powers granted to it."

                     (4) the second paragraph on page 20 is supplemented by inserting the following sentences at the end of the paragraph:

                             "The board was aware that Investec and certain principals of Investec owned shares and warrants of Judge Group since a portion of Investec's compensation was in the form of equity. In addition the board was aware that if a related party transaction such as the Offer and the Merger were proposed, the Special Committee would then insist on engaging an independent financial advisor to advise it in pursuing a going private transaction and Investec would cease advising Judge Group and would only advise Purchaser."

                     (5) the last paragraph on page 20 is amended and restated in its entirety by the following:

                             "In February 2003, Messrs. Judge and Dunn engaged Pepper Hamilton LLP to act as legal advisors to Purchaser."

                     (6) the following is inserted after the last paragraph on page 20:

                             "During March 2003, Mr. Judge met with several employees, family members and certain founding investors in Judge Group in order to discuss the possibility of becoming Continuing Shareholders in the event an offer was to be made."

                     (7) the third to last paragraph on page 22 is amended and restated in its entirety as follows:

                             "Over the course of the next several days, members of the Special Committee had conversations with members of the Continuing Shareholders regarding their initial offer of $0.82 per share and structure of the proposed transaction. On April 10, 2003, the Continuing Shareholders announced that they intended to make a tender offer for the common stock at an increased price of $0.95 per Share and also reaffirmed that they had no interest or intention in selling their ownership interest in Judge Group. The Continuing Shareholders increased the price based on the initial response of the Special Committee to the offer of $0.82 per share, the impact of the Schedule 13D amendment filed by Hummingbird, the public announcement of the March 31, 2003 letter from RCM and the net proceeds received from the Alliance Settlement. On that same date, the Special Committee formally engaged Legg Mason to serve as the independent financial advisor to the Special Committee."

                     (8) the second to last paragraph on page 22 is supplemented by inserting the following sentences at the end of the paragraph:

                             "In retaining Legg Mason to serve as its independent financial advisor, the Special Committee instructed Legg Mason to undertake such investigation and analysis as Legg Mason, in its experience in the field of investment banking and financial analysis, deemed relevant. In discussions that were held between representatives of Legg Mason and the Special Committee, it was agreed that Legg Mason would endeavor, to the extent reasonably possible, to tailor its research to small publicly traded micro-cap companies such as Judge Group and would review comparable transactions within Judge Group's industry. It was further agreed that Legg Mason would perform a discounted cash flow analysis. In addition, as is noted below, as Legg Mason's work on behalf of the Special Committee progressed, the Special Committee instructed Legg Mason to perform a liquidation analysis, to consider whether a comparison of the net book value of Judge Group to the Offer Price was appropriate to Legg Mason's fairness analysis and to consider the relevance of certain additional matters raised by Investec. Because the Continuing Shareholders consistently affirmed that they had no interest in selling their controlling interest in Judge Group to a third party, the Special Committee did not engage Legg Mason to solicit indications of interest from or conduct an auction with third parties, as such an exercise would have been fruitless given the reality that the Continuing Shareholders are not willing to sell their controlling interest, a fact which was confirmed repeatedly by the Continuing Shareholders in response to the unsolicited indications of interest that were received from RCM."

                     (9) the second paragraph on page 23 is supplemented by inserting the following sentences at the end of the paragraph:

                             "Legg Mason provided the Special Committee with information concerning the premiums paid in certain comparable transactions and certain other financial information, which information included Legg Mason's views as to prices within a range of fairness, but Legg Mason did not recommend to the Special Committee the specific amount of consideration that should be sought from the Purchaser. A discussion was then held among the group, and it was agreed that the members of the Special Committee would meet with Mr. Judge to attempt to negotiate a higher price."

                     (10) the last sentence in the fourth paragraph on page 23 is amended and restated as follows:

                             "The Special Committee informed Mr. Judge that it wanted the Purchaser to increase the offer significantly, and it was subsequently agreed after some additional discussion that the Special Committee would await Purchaser's formal response to this latest share proposal."

                     (11) the sixth paragraph on page 23 is supplemented by inserting the sentence:

                             "As the representative from Legg Mason explained, Investec inquired as to whether Legg Mason had considered a management option pool in its leveraged buyout analysis and whether Legg Mason had limited its analysis of going private transactions to instances in which a minority interest in a company was being acquired" after the second sentence of the paragraph.

                     (12) the seventh paragraph on page 23 is amended and restated by inserting after the first sentence of the paragraph the sentence:

                             "Mr. Strouse confirmed to Mr. Judge that the Special Committee wanted the Purchaser to increase the offer significantly" and by deleting the word "subsequently" in the next sentence and inserting the phrase ", relying in part on the information that the Special Committee had received from Legg Mason concerning premiums paid in certain comparable transactions and Legg Mason's views as to prices within a range of fairness," after the phrase "Mr. Strouse".

                     (13) the fifth to last paragraph on page 23 in the section titled "Special Factors--Background Of The Offer" is amended and restated by deleting the phrase "other than" and inserting in its place the phrase "unaffiliated with Purchaser and" in the last sentence of the paragraph and by amending and restating in its entirety the last sentence of the paragraph as follows:

                             "Legg Mason stated, however, that it did not consider a comparison of book value per share data to the Offer Price to be appropriate in determining the fairness, from a financial point of view, of the Offer Price to the holders of Judge Group's common stock unaffiliated with Purchaser and the Continuing Shareholders given that: (i) book value can vary significantly depending upon whether various categories of intangible items are included or excluded and (ii) net book value is typically a less pertinent determinant of value for companies in the staffing industry, along with other service industries which are non-asset intensive. Legg Mason noted that it conducted financial studies, analyses and investigations and considered such information as it deemed necessary or appropriate for purposes of its opinion. Because Legg Mason did not consider book value per share to be appropriate in determining fairness, from a financial point of view, the Special Committee did not consider net book value as a relevant indicator of value."

                     (14) the fourth to last paragraph on page 23 in the section titled "Special Factors - Background Of The Offer" is amended and restated by deleting the phrase "being asked to tender their Shares" and inserting in its place the phrase "unaffiliated with Purchaser and the Continuing Shareholders" in the second to last sentence of the paragraph, and by inserting at the end of the paragraph the sentence "Legg Mason has consented to the inclusion of its Fairness Opinion in Tender Offer Statement on Schedule TO filed by the Purchaser."

                     (15) the third to last paragraph on page 23 in the section titled "Special Factors--Background of the Offer" is amended and restated in its entirety as follows:

                             "Based upon Legg Mason's opinion and other factors considered by the Special Committee, as highlighted below under "Reasons for Determination of Fairness and Recommendation," the Special Committee unanimously determined that the Offer and the Merger were fair to the Judge Group shareholders unaffiliated with Purchaser and the Continuing Shareholders and recommended that such unaffiliated shareholders accept the Offer and tender their shares in the Offer. In making this determination, the Special Committee did not complete an appraisal of the liquidation value of Judge Group, because the Special Committee did not deem liquidation value to be a relevant measure of fair value given the Special Committee's general understanding that liquidation sales typically result in proceeds substantially less than the proceeds resulting from the sale of a going concern business. As the analyses performed by Legg Mason have implicit within them the assumption that Judge Group is continuing as a going concern and the Special Committee adopted these analyses as part of its fairness determination, the Special Committee did consider the going concern value of Judge Group."

                     (16) inserting the following new paragraph before the third to last paragraph on page 23 in the section titled "Special Factors--Background of the Offer":

                             "In reviewing the Fairness Opinion, the Special Committee was aware that Legg Mason had engaged in discussions with Judge Group's Chief Financial Officer and was provided additional information relating to the achievement of strategic goals, objectives and targets over the applicable periods underlying the financial projections that had been provided to Legg Mason by Judge Group. Legg Mason relied on such information in performing discounted cash flow and leveraged buyout analyses in connection with the Fairness Opinion. The Special Committee did not undertake a separate analysis of the accuracy and completeness of the financial projections provided by Judge Group and believed that Legg Mason, as an experienced financial advisor, was best suited to accord the projections the weight that Legg Mason, in its experience, deemed appropriate for purposes of its Fairness Opinion."

                     (17) inserting the following new paragraph after the third to last paragraph on page 23 in the section titled "Special Factors--Background of the Offer":

                             "And, while the Special Committee did not solicit other sales opportunities for Judge Group, on consideration of the matters addressed herein, and in light of the Continuing Shareholders' repeated statements that they would not sell their controlling interest in Judge Group, the Special Committee felt that, consistent with its duties, it could conclude that the Offer and the Merger are fair to Judge Group shareholders unaffiliated with the Purchaser and Continuing Shareholders."

                     (18) amending and restating the second to last paragraph in the section titled "Special Factors--Background of the Offer" in its entirety as follows:

                             "On May 16, 2003, the board of directors met and accepted the recommendation of the Special Committee and unanimously determined that the Offer and the Merger were fair to the Judge Group shareholders unaffiliated with Purchaser and the Continuing Shareholders and recommended that such unaffiliated shareholders accept the Offer and tender their shares in the Offer. Although certain members of the board of directors did not participate in the deliberation of the Special Committee, in making such recommendation, the board of directors considered the same factors examined by the Special Committee described below in "Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger" and adopted the conclusion, and the analysis underlying the conclusion, of the Special Committee based upon the board's view as to the reasonableness of that analysis."

                     (19) the first sentence in the section titled "Special Factors--Reasons For And Purpose Of The Offer And The Merger" on page 23 is amended and restated in its entirety by the following:

                             "In arriving at its decision to propose such a transaction at this time, Purchaser and Messrs. Judge and Dunn considered the factors set forth below."

                     (20) the last paragraph on page 23 is hereby amended and restated in its entirety by the following:

                             "In determining whether to make the Offer and thereafter effect the Merger at this time, Purchaser and Messrs. Judge and Dunn considered the general economic environment, the potential impact of war in Iraq on the economy and the IT staffing industry and the current and potential financial performance and profitability of Judge Group. In particular, the economic downturn over the past several years and the uncertainty surrounding the cost and impact of the military conflict in Iraq have continued to adversely affect many industries and sectors of the U.S. economy causing unemployment to rise, especially in the IT industry. As unemployment rises, demand for staffing services goes down and there is a negative impact on the financial performance of companies that provide staffing services, including Judge Group, as a result. These conditions have particularly affected the IT industry severely. Purchaser and Messrs. Judge and Dunn also considered the following factors:"

                     (21) the second bullet point on page 24 is hereby supplemented by inserting the following language at the end of the bullet point:

                             "which Judge Group estimates to have been approximately $400,000 per year and expects will increase in the future"

                     (22) the first paragraph on page 24 is hereby amended and restated in its entirety by the following:

                             "Purchaser and Messrs. Judge and Dunn considered that the potential benefits in the form of costs savings and reduction of management time could be immediately realized upon ceasing to be a publicly held company and the longer Judge Group remained a public reporting company, incremental accounting and related costs would be incurred in order to comply with the requirements of the Sarbanes-Oxley Act of 2002 and various rules promulgated thereunder and, in light of the economy and Judge Group's declining operating performance, eliminating or avoiding such costs were of immediate value. Purchaser and Messrs. Judge and Dunn also considered that Judge Group's declining stock price and trading volume was unlikely to improve in the future because of the delisting from The NASDAQ National Market, the lack of public float and analyst coverage and might be further adversely affected by the potential delisting from The NASDAQ Small Cap Market. Finally, Purchaser and Messrs. Judge and Dunn considered that it was in the best interest of the company, its employees, customers, suppliers and creditors to effect the transaction as soon as possible. Purchaser and Messrs. Judge and Dunn also considered the following factors, each of which they considered to be negative, in their deliberations concerning the fairness of the terms of the Offer and the Merger:"

                     (23) the first sentence on page 25 is hereby supplemented by inserting the phrase "and Messrs. Judge and Dunn" after the phrase "The Purchaser."

                     (24) the section titled "Special Factors--Recommendation Of The Board Of Directors; Fairness Of The Offer And The Merger" on page 25 and the first paragraph under this section are hereby amended and restated as follows:

                             "RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS; FAIRNESS OF THE OFFER AND THE MERGER

                             In determining that the Offer is fair to the Judge Group shareholders unaffiliated with Purchaser and the Continuing Shareholders and recommending to such unaffiliated shareholders that they tender their Shares pursuant to the Offer, the Special Committee considered a number of factors, including:"

                     (25) the first sentence of the third paragraph under the section titled "Special Factors--Recommendation Of The Special Committee And The Board Of Directors; Fairness Of The Offer And The Merger" on page 25 is hereby amended and restated by deleting the phrase "other than" and inserting in its place the phrase "unaffiliated with Purchaser and"

                     (26) the last paragraph under the section titled "Special Factors--Recommendation Of The Special Committee And The Board Of Directors; Fairness Of The Offer And The Merger" on page 25 is amended and restated by replacing the word "primary" in the first sentence with the word "material" and deleting the phrase "being asked to tender their Shares and recommends that the Judge Group shareholders tender their Shares of common stock in the Offer" and inserting in its place the phrase "unaffiliated with Purchaser and the Continuing Shareholders and recommends that such unaffiliated Judge Group shareholders tender their Shares of common stock in the Offer."

                     (27) the following paragraph is inserted at the end of page 25:

                             "Although certain members of the board of directors did not participate in the deliberation of the Special Committee, the board of directors has considered the same factors examined by the Special Committee described above in this section and has adopted the conclusion, and the analysis underlying the conclusions, of the Special Committee based upon the board's view as to the reasonableness of that analysis."

            ITEM 8.  FAIRNESS OF THE TRANSACTION.

                     Section (b) of Item 8 is hereby amended and restated by the following:

                     (1) the section titled "Special Factors--Purchaser's Position Regarding The Fairness Of The Offer And The Merger" on page 38 is renamed "Special Factors--Position of Purchaser And Messrs. Judge And Dunn Regarding The Fairness Of The Offer And The Merger".

                     (2) the first paragraph on page 38 is amended and restated by inserting the phrase "and Messrs. Judge and Dunn" after the word "Purchaser", replacing the phrase "its belief" with the phrase "their belief", replacing the phrase "an affiliate" with the phrase "affiliates" and replacing the word "Purchaser" at the end of the paragraph with the word "them".

                     (3) the second paragraph on page 38 is amended and restated in its entirety as follows:.

                             "Purchaser and Messrs. Judge and Dunn believe that the Offer and the Merger are both financially and procedurally fair to Judge Group's shareholders who are not affiliated with Purchaser and Messrs. Judge and Dunn. Purchaser and Messrs. Judge and Dunn base their belief on their observations of the following factors, each of which, in judgment of Purchaser and Messrs. Judge and Dunn, supports their views as to the fairness of the Offer and the Merger."

                     (4) the first bullet point on page 38 is amended and restated by replacing the word "believes" with the phrase "and Messrs. Judge and Dunn believe" and replacing the last clause with the phrase "the fairness of the Offer, supporting the procedural fairness of the Offer" at the end of the bullet point.

                     (5) the second bullet point on page 38 is supplemented by inserting the phrase "'s and Messrs. Judge's and Dunn's" after the word "Purchaser's" and by inserting at the end of the bullet point the sentence "The premiums over historical trading prices represented by the Offer support the financial fairness of the Offer."

                     (6) the third bullet point on page 38 is supplemented by inserting the phrase ", further supporting the financial fairness of the Offer" at the end of the bullet point.

                     (7) the fourth bullet point on page 38 is supplemented by inserting the sentence "Acceptance of the Offer by this many unaffiliated Judge Group shareholders ensures the approval of a majority of the unaffiliated Shareholders and provides meaningful procedural protection for Judge Group shareholders, supporting the procedural fairness of the Offer" at the end of the bullet point.

                     (8) the first bullet point on page 39 is supplemented by inserting the sentence "Thus, because shareholders would receive the same consideration in the Merger or have the ability to dissent and demand fair value, shareholders would not be coerced to tender their Shares in the Offer further supporting the procedural fairness of the Offer" at the end of the bullet point.

                     (9) the first sentence of the second bullet point on page 39 is amended and restated by replacing the first sentence with the sentence "Purchaser and Messrs. Judge and Dunn believe the Offer Price to be fair considering Judge Group's current declining financial performance, profitability and uncertain growth prospects."

                     (10) the third bullet point on page 39 is supplemented by inserting the phrase "and Messrs. Judge and Dunn" after the word "Purchaser" and by inserting the phrase "as all supporting the procedural fairness of the Offer" at the end of clause (4) of the bullet point.

                     (11) the fifth bullet point on page 39 is supplemented by inserting the phrase "provides shareholders unaffiliated with Purchaser and the Continuing Shareholders with an independent evaluation of the financial fairness of the Offer and supports the procedural fairness of the Offer" at the end of the bullet point.

                     (12) the sixth bullet point on page 39 is supplemented by inserting the phrase "provides shareholders unaffiliated with Purchaser and the Continuing Shareholders with an independent expert's evaluation of the financial fairness of the Offer" at the end of the bullet point.

                     (13) the seventh bullet point on page 39 is supplemented by inserting the phrase ", further supporting the financial fairness of the Offer" at the end of the bullet point.

                     (14) the last bullet point on page 39 is amended and restated in its entirety as follows:

                             "Purchaser and Messrs. Judge and Dunn considered the fourth as well as the last five of these factors in reaching their determination that the Offer was procedurally fair. Purchaser and Messrs. Judge and Dunn believe that each of the foregoing observations is relevant to all of Judge Group's shareholders who are not affiliated with Purchaser and the Continuing Shareholders."

                     (15) the second paragraph on page 40 is amended and restated by replacing the phrase "Purchaser believes" in the first and second sentences of the paragraph with the phrase "Purchaser and Messrs. Judge and Dunn believe".

                     (16) the third paragraph on page 40 is amended and restated in its entirety as follows:

                             "Purchaser and Messrs. Judge and Dunn did not complete an appraisal of the liquidation value of Judge Group. Purchaser and Messrs Judge and Dunn do not believe that the liquidation value was materially relevant to the market value of Judge Group's business based upon Purchaser's and Messrs. Judge's and Dunn's understanding of the staffing industry and their general business knowledge that liquidation sales generally result in proceeds substantially less than the sale of a going concern business. In light of the Continuing Shareholders' stated lack of interest in selling their shares, a "going concern" analysis was not deemed relevant by Purchaser and Messrs. Judge and Dunn and was not performed."

                     (17) the fourth paragraph on page 40 is supplemented by inserting the phrase "and Messrs. Judge and Dunn" after the word "Purchaser".

                     (18) the first bullet point on page 40 is supplemented by inserting the sentence "Thus, shareholders who believe the future financial performance of Judge Group is likely to be positive may now wish to tender their Shares in the Offer" at the end of the bullet point.

                     (19) the third bullet point on page 40 is supplemented by inserting the clause "raising a conflict of interest between Purchaser and unaffiliated shareholders" at the end of the bullet point.

                     (20) the fourth bullet point on page 40 is supplemented by inserting the phrase "Although Purchaser and Messrs. Judge and Dunn believe the Offer is fair and the" at the beginning of the bullet point.

                     (21) the last bullet point on page 40 is amended and restated by replacing the phrase "noted that" with the phrase "and Messrs. Judge and Dunn noted that".

                     (22) after the last bullet point on page 40 the following paragraph is inserted:

                             "In light of the position of the Continuing
                             Shareholders that they were not interested in selling their Shares, Purchaser and Messrs. Judge and Dunn did not consider the lack of any firm third-party offers to be relevant to their determination of fairness."

                     (23) the second to last paragraph on page 40 is supplemented by inserting the phrase "and Messrs. Judge and Dunn" after the word "Purchaser" each time it appears and by inserting the sentence "However, considering these factors as a whole and in the context of Judge Group's financial position, the transaction was considered to be in the best interests of the Judge Group, its shareholders, employees, customers and suppliers" at the end of the paragraph.

                     (24) the last paragraph on page 40 is supplemented by deleting the word "has" in the first sentence of the paragraph and replacing it with the phrase "and Messrs. Judge and Dunn have", by inserting the phrase "unaffiliated with Purchaser and the Continuing Shareholders at the end of the first sentence of the paragraph, and by inserting the word "unaffiliated" after the word "such" in the second sentence of the paragraph.

                     (25) the last paragraph under the section "Special Factors--Position of Purchaser And Messrs. Judge And Dunn Regarding The Fairness Of The Offer And The Merger" on page 41 is supplemented by inserting the phrase "and Messrs. Judge's and Dunn's" after the word "Purchaser's".

                     Sections (c) and (e) of Item 8 are hereby amended and restated by the following:

                     (1) clause (iii) in the last paragraph on page 64 is supplemented by inserting the phrase "unaffiliated with Purchaser and the Continuing Shareholders" after the phrase "recommendation that Judge Group shareholders" in clause (iii).

                     (2) paragraph (a) on page 65 are amended and restated by deleting the phrases "or materially impair the contemplated benefits of the Offer or the Merger".

                     (3) paragraph (b) on page 65 is amended and restated by deleting the phrases "or materially impair the contemplated benefits of the Offer or the Merger" and the phrase "or might".

                     (4) paragraph (c) on page 65 is amended and restated by deleting the phrase "or might have".

                     (5) the second to last paragraph on page 66 is supplemented by inserting the phrase "prior to the expiration of Offer Period" in the third sentence after the phrases "at any time" and "and from time to time." and by amending and restating clause
                             (iii) of the paragraph by replacing the clause with "(III) THE SPECIAL COMMITTEE HAS NOT MODIFIED OR WITHDRAWN ITS RECOMMENDATION TO SHAREHOLDERS UNAFFILIATED WITH PURCHASER AND THE CONTINUING SHAREHOLDERS TO TENDER THEIR SHARES IN THE OFFER"

                     (6) the last paragraph is amended and restated by replacing the sentence "All Offer Conditions must be satisfied or waived prior to the commencement of any subsequent Offering Period" with the sentence "Purchaser may not assert any of the foregoing conditions as a result of an act or omission by Judge Group."

            ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

                     Section (c) of Item 9 is hereby amended and restated by amending and restating the first paragraph under the section titled "The Offer--Opinion Of Financial Advisor" on page 26 by deleting the phrase "(other than the Continuing Shareholders)" in the first sentence of the paragraph and inserting in its place the phrase "unaffiliated with Purchaser and the Continuing Shareholders" and by inserting at the end of the paragraph the sentence "Legg Mason has consented to the inclusion of the Fairness Opinion and the summary of the Fairness Opinion in this Schedule TO."

           ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                (a) Section (a) of Item 11 is hereby supplemented by the following:

                     (1) On page B-2, William J. Gladstone is the President of Judge Incorporated and a Director of the Judge Group, Inc.

                     (2) page B-3 is supplemented by inserting the following sentence after the last bullet point

                             "Each person became a Continuing Shareholder by executing an Exchange Agreement in which they agreed to exchange their Shares in Judge Group for shares in Purchaser."

           ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

                     Section (d) of Item 12 is hereby amended and restated by deleting the phrase "being asked to tender their Shares" in the second sentence of the paragraph and inserting in its place the phrase "unaffiliated with Purchaser and the Continuing Shareholders" in the second to last paragraph on page 57.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       /s/ Martin E. Judge, Jr.
                                       ------------------------------------
                                       Martin E. Judge, Jr., President
                                       Judge Group Acquisition Corporation
                                       June 12, 2003

                                       /s/ Martin E. Judge, Jr.
                                       ------------------------------------
                                       Martin E. Judge, Jr.
                                       June 12, 2003

                                       /s/ Michael A. Dunn
                                       ------------------------------------
                                       Michael A. Dunn
                                       June 12, 2003

                                  EXHIBIT INDEX


EXHIBIT NO.                                 DESCRIPTION
-----------                                 -----------

(a)(1)(i)        Offer To Purchase dated May 19, 2003.*

(a)(1)(ii)       Letter of Transmittal.*

(a)(1)(iii)      Notice of Guaranteed Delivery.*

(a)(1)(iv)       Letter from the Information Agent to Brokers, Dealers,
                 Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)        Letter to Clients for use by Brokers, Dealers, Commercial
                 Banks, Trust Companies and Other Nominees.*

(a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.*

(a)(1)(vii)      Summary Advertisement.*

(a)(1)(viii)     Text of Press Release issued by Judge Group on May 19, 2003.*

(a)(1)(ix)       Text of Letter to Special Committee of Independent Directors of
                 Judge Group by Judge Group Acquisition Corporation on March 21,
                 2003.*

(a)(1)(x)        Text of Press Release issued by Judge Group on March 24, 2003.*

(a)(1)(xi)       Text of Letter to Special Committee of Independent Directors of
                 Judge Group by Judge Group Acquisition Corporation on April 1, 2003.*

(a)(1)(xii)      Text of Press Release issued by Judge Group on April 1, 2003.*

(a)(1)(xiii)     Text of Press Release issued by Judge Group on April 2, 2003.*

(a)(1)(xiv)      Text of Press Release issued by Judge Group on April 10, 2003
                 (incorporated by reference to Exhibit 99.1 of Schedule TO-C filed April 10, 2003 by Judge Group Acquisition Corporation).

(a)(1)(xv)       Text of Letter to Special Committee of Independent Directors of
                 Judge Group by Judge Group Acquisition Corporation on April 10,
                 2003 (incorporated by reference to Exhibit 99.2 of Schedule
                 TO-C filed April 10, 2003 by Judge Group Acquisition
                 Corporation).

(a)(1)(xvi)      Text of Letter to Special Committee of Independent Directors of
                 Judge Group by RCM Technologies, Inc. on March 31, 2003.**

(a)(5)(i) Complaint by Kin Lee, individually and on behalf of others similarly situated, against Judge Group, et al., filed in the Pennsylvania Commonwealth Court of Pleas of Philadelphia County on May 7, 2003.*

(a)(5)(ii) Complaint by Charles Nitchman against Martin E. Judge, Jr., et al., filed in the Pennsylvania Commonwealth Court of Pleas of Philadelphia County on May 14, 2003.*

(b)              Commitment Letter, dated May 6, 2003, by and among Judge Group
                 Acquisition Corporation and PNC Bank, National Association.*

(c)              Fairness Opinion, dated May 12, 2003, by Legg Mason Wood Walker,
                 Incorporated.**

(d)(1)           Promissory Note and Pledge and Security Agreement, dated
                 April 1, 2002, by and between Martin E. Judge, Jr. and
                 The Judge Group, Inc..*

(d)(2)           Form of Exchange Agreement.*

(d)(3)           Form of Shareholder Agreement.*

(f)              Excerpts from Chapter 15, Subchapter D of the Pennsylvania
                 Business Corporation Act (included as Schedule A of the Offer
                 To Purchase filed herewith as Exhibit (a)(1)(i)).*
----------------------------------
                 * filed previously on SC-TO-T on May 19, 2003

                 ** filed herewith
